Exhibit 99.1

AMARIN SECURES GLOBAL INTELLECTUAL PROPERTY RIGHTS FOR LIPID PROGRAMS

LONDON, United Kingdom, March 3, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has signed an exclusive license with Scarista Limited (“Scarista”) for the development and commercialization rights to a broad intellectual property portfolio in the field of lipid science. This intellectual property portfolio is complementary to Amarin’s existing lipid-based development programs including AMR101 and its targeted lipid transport technology. The transaction consideration comprises an upfront fee to Scarista of $0.5 million and royalties upon commercialization.

In 2004, Amarin licensed rights to this portfolio, covering applications in diseases of the central nervous system for North America, the EU and Japan. This new license provides Amarin with rights to all remaining therapeutic areas and all territories worldwide.

Thomas Lynch, Amarin’s Chairman and Chief Executive Officer, commented “This is an important strategic step for Amarin that strengthens our position to establish global partnerships with our lipid programs. In addition, access to broader potential applications will allow us to take advantage of new opportunities outside the CNS field, such as cardiovascular disease.”

Declan Doogan M.D., Amarin’s Head of Research and Development, added “The field of lipid science has matured significantly in the past two decades, and now contributes a range of important prescription drug treatments for various medical conditions associated with the vascular system, including cardiovascular disease. In addition, real medical benefits have been identified with new development stage candidates based on lipid science, achieving recognition in prestigious scientific publications. Amarin enjoys a prominent place as a sponsor of such research and development to bring much needed treatments to important medical conditions.”

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system (CNS) and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman
Sarah Daly

Disclosure Notice
The information contained in this document is as of March 3, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International and US generally accepted accounting principles; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5, 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007, Amarin’s Report of Foreign Issuer (Updated and Additional Risk Factors) furnished on a Form 6-K to the SEC on January 8, 2008 and in Amarin’s other Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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